TDC Signs Agreement to Potentially Divest its Stake in UMC

COPENHAGEN, Denmark, Nov. 5, 2002 (PRIMEZONE) -- Today TDC (NYSE:TLD), through TDC Mobile International, has signed an agreement whereby TDC has an option to divest its 16.3% stake in UMC (Ukrainian Mobile Communications). The UMC shares can be sold to MTS (Mobile Tele System), a Moscow-based mobile operator, through a put and call option agreement; allowing TDC to sell its shares for a price determined by the financial performance of UMC subject to a minimum price of USD 55m (DKK 414m). The put option can be exercised from 9 months until two years after signing.

TDC sees the 16.3% stake in UMC as a noncore asset.

In 3Q 2002, TDC pro rata consolidated UMC with net revenues of DKK 104m and EBITDA of DKK 48m. Net book value of the UMC investment was DKK 237m by the end of Q3 2002. Part of the agreement is repayment of an outstanding TDC shareholder loan of approximately USD 17m (DKK 129m). UMC will be deconsolidated in TDC accounts with effect from October 5, 2002.

"A potential divestiture of UMC is consistent with TDC's group strategy, aiming at obtaining control in subsidiaries or divesting in order to focus at our core business," says Henning Dyremose, President and CEO of TDC.

The exercise of the put option is amongst others subject to MTS shareholders approval, MTS gaining control with UMC and Ukrainian anti monopoly approval.

UMC was established in 1992 by the state stateowned Ukrainian company "Ukrtelecom" in a joint venture with TDC, Deutsche Telekom and KPN.

For further information please contact TDC Investor Relations at 45 3343 7680.

TDC is a growth and value creation oriented Danish-based provider of communications solutions with significant presence in selected markets in Northern and Central Europe. TDC is organized as seven main business units; TDC Tele Danmark, TDC Mobile International, TDC Internet, TDC Cable TV, TDC Directories, TDC Services and TDC Switzerland. TDC was privatized in 1994. Today, SBC Communications owns 41.6% of the shares, with the remainder held by individual and institutional shareowners all over the world.

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